UNITED STATES COURT OF APPEALS FOR THE SECOND CIRCUIT

Thurgood Marshall U.S. Courthouse at Foley Square 40 Centre Street, New York, NY 10007 Telephone: 212-857-8500

MOTION INFORMATION STATEMENT

Docket Number(s): **Not yet assigned; District Court Docket No. 06-cv-6420**

EMERGENCY Motion for: **Modification of Temporary Restraints and Immediate Temporary Remand to District Court**

Set forth below precise, complete statement of relief sought:
Appellants move for an emergency order (i) modifying interim restraints entered by the District Court against Appellants by permitting Appellants to deliver written shareholder consents they have collected to Appellee or its registered agent pursuant to Delaware General Corporation Law Section 228(c) by September 25, 2006, thereby preserving the legal viability of the shareholder vote pending the completion of further proceedings in this Court and in the District Court on remand, and (ii) temporarily remanding this case to the District Court for a plenary hearing on Appellee's application for entry of a preliminary injunction, to be immediately followed by further appellate proceedings in this Court should the District Court grant the application in whole or in part.

Caption [use short title]

Robert Ladd, et al.,
Defendants-Appellants,

vs.

Delcath Systems, Inc.,
Plaintiff-Appellee.

MOVING PARTY: Robert Ladd, Laddcap Value Partners LP, Laddcap Value Advisors LLC and Laddcap Value Associates LLC.

☐ Plaintiff ☐ Defendant
X Appellant/Petitioner ☐ Appellee/Respondent

OPPOSING PARTY: Delcath Systems, Inc.

MOVING ATTORNEY:
[name of attorney, with firm, address, phone number and e-mail]
Steven M. Hecht, Esq.
Lowenstein Sandler PC
1251 Avenue of The Americas
New York, NY 10020
Tel: 212-262-6700
Email: shecht@lowenstein.com

OPPOSING ATTORNEY:
[name of attorney, with firm, address, phone number and e-mail]
Adam H. Offenhartz, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Tel: 212-351-3808
Email: aoffenhartz@gibsondunn.com

Court-Judge/Agency appealed from: United States District Court for the Southern District of New York, Hon. Loretta A. Preska, U.S.D.J.

Please check appropriate boxes:

Has **consent** of opposing counsel:
A. been sought? ☐ Yes X No
B. been obtained? ☐ Yes X No.

Is **oral argument** requested: X Yes ☐ No
(requests for oral argument will not necessarily be granted)

FOR EMERGENCY MOTIONS, MOTIONS FOR STAYS AND INJUNCTIONS PENDING APPEAL:
Has request for relief been made **below**? X Yes ☐ No

Has this relief been previously sought in this Court? ☐ Yes X No

Requested return date and explanation of emergency:
Requested return date: Monday, September 25, 2006

18104/4
09/21/2006 2019181.01

Has **argument** date of appeal been set? ☐ Yes   X No

Appellants are in the process of conducting a shareholder consent solicitation campaign to unseat the current board of directors of Appellee, a publicly-traded company that is organized under Delaware law.   Under Delaware law, this process must be completed by September 25, 2006. Accordingly, the window of time within which this Court can provide meaningful relief to Appellants from an Order entered by the District Court on September 20, 2006 is extremely limited. The District Court's September 20, 2006 Order extended a TRO which prohibits Appellants from delivering written shareholder consents in its possession to Appellee's registered agent. Under § 228(c) of the Delaware General Corporation Law, if Appellants fail to deliver the consents by the close of business on September 25, 2006 -- less than four days from the date of this motion -- the written consents will become null and void, and the shareholder vote will be rendered a nullity. Once the statutory deadline passes, no Court has the power to undo that result under Delaware law. Accordingly, emergency relief is necessary to prevent the irretrievable loss of the shareholders' decision in this election and to preserve that decision for the benefit of whichever party proves to be the winner in the consent solicitation campaign.

If yes, enter date   _____

Signature of Moving Attorney:

Date: September 21, 2006   Has **service** been effected?   X Yes   ☐ No
[Attach proof of service]

ORDER

IT IS HEREBY ORDERED THAT the motion is **GRANTED   DENIED.**

FOR THE COURT:
ROSEANN B. MacKECHNIE, Clerk of the Court

Date: _____   By: _____

Form T-1080 (Revised 10/31/02).